Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended October 31,
	2016	2015
Net income available to stockholders	$2,009	$5,423
Less: Distributed and undistributed earnings allocated to non-vested restricted stock	(45)	(113)
Earnings available to common shareholders	$1,964	$5,310
Shares Calculation
Average shares outstanding - Basic Common	5,004	4,975
Average shares outstanding - Basic Class B Common	2,067	2,037
Potential Common Stock relating to stock options and non-vested restricted stock	67	51
Average shares outstanding - Assuming dilution	7,138	7,063
Net Income Per Share: Basic Common	$0.30	$0.82
Net Income Per Share: Basic Class B Common	$0.23	$0.61
Net Income Per Share: Diluted Common	$0.28	$0.75

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